Exhibit 5.02.1

CONFIDENTIALITY AND NON-COMPETE AGREEMENT

BIOVEST INTERNATIONAL

This is an agreement between BioVest International, Inc. and affiliates, which is referred to as “you”, and the employee whose signature appears below, who is referred to “I” or “me”.

I understand that I am being employed in a position of trust and confidence and will have access to and become familiar with information about the methods, services, and procedures that you use. Depending upon my position, I may also develop and maintain close working relationships with your customers and suppliers.

I understand that as a condition of my employment, I must protect this information and these relationships and use them for your benefit only, not for my own or another’s benefit. I understand that this Agreement is intended to protect the business which you have built and that if I break any part of this Agreement, it would seriously harm your business and cause damage that would be impossible to measure.

AGREEMENTS

I am employed or wish to be employed by you in a capacity in which I may receive and/or contribute information and work with your customers and suppliers. In consideration of my employment, of replacement of an existing non-competition agreement, and of being allowed to use and contribute to confidential information and customer and supplier relationships, I agree:

Confidential Information

1. Confidential Information. “Confidential Information” means any information not generally known in your business or readily ascertainable by proper means by others, including your competitors or the general public, and includes trade secrets. It includes information about processes and products, including information relating to research, development, manufacturing, engineering, marketing and selling. Confidential Information includes marketing plans or proposals, customer lists, the particular needs and requirements of customers, the identity of customers and potential customers, and sales and purchasing data. I will treat information as confidential when it is labeled “confidential” or “trade secret”. I will also treat information not expressly identified as “confidential” or “trade secret” as Confidential Information if, under the circumstances, I know or have reason to know that you intend to keep that type of information confidential.

2. Nondisclosure. I will not, during or after the term of my employment, disclose your Confidential Information that I learned or acquired during my employment to any other person or entity or use your Confidential Information for my own benefit or for the benefit of another unless you expressly direct me to do so.

3. Return of Property. If either you or I terminate my employment, I will deliver to you all of your property, including work in progress, specimens, equipment, originals and copies of all documents and software, customer lists, financial information, and all other material in my possession or control which belongs to you or contains Confidential Information.

Non-Competition Agreement

4. Full Commitment. During my employment with you, I will devote my full time and energy to furthering your business. I will not pursue any other business activity, or any other activity that would conflict with your business interests, without your written consent.

5. Restriction After Employment: Sales Capacity. If I have been or am employed by you in a sales capacity, I will not for a period of six months after termination of my employment render services in any of the geographic areas in which I have sold or supervised, directly or indirectly, to any person or organization that researches, develops, produces, markets, or leases products or processes that are the same or similar to, or compete with, products or processes that I sold, or supervised the sale of, for you, or about which I obtained Confidential Information.

6. Restriction After Employment: Non-sales Capacity. If I have been or am employed by you in a non-sales capacity, I will not for a period of six months after termination of my employment render services in the United States or in any country, directly or indirectly, to any person or organization that researches, develops, produces, markets or leases products or processes that are the same or similar to, or compete with, products or processes that I worked on or was involved with for you, or about which I obtained Confidential Information.

7. Non-solicitation of Employees. I will not, during the term of my employment or for a period of one (1) year following the termination of my employment, directly or indirectly, solicit any of your employees for the purpose of hiring them or inducing them to leave their employment with you.

Inventions

Definition. “Invention” means any invention, discovery, improvement, or idea, whether patentable or copyrightable or not, and whether or not shown or described in writing or reduced to practice.

8. Disclosure and Assignment. I shall promptly and fully disclose to you, and will hold in trust for your sole right and benefit, any Invention that I, during the period of employment, and for one year thereafter, make, conceive, or reduce to practice or cause to be made, conceived, or reduced to practice, either alone or in conjunction with others, that:

a. Relates to any subject matter pertaining to my employment;

b. Relates to or directly or indirectly connected with your business, products, projects or Confidential Information; or

c. Involves the use of any time, material, or facility of yours.

I hereby assign to you all of my right, title, and interest in and to all such Inventions and, upon your request, I shall execute, verify, and deliver to you such documents including, without limitation, assignments and applications for Letters Patent, and shall perform such other acts, including, without limitation, appearing as a witness in any action brought in connection with this Agreement that is necessary to enable you to obtain the sole right, title, and benefit to all such Inventions.

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9. Notice of Excluded Inventions. I further agree, and am hereby notified, that the above agreement to assign Inventions to you does not apply to an Invention for which no equipment, supplies, facility, or Confidential Information of yours was used, which was developed entirely on my own time, and

a.	Which does not relate:

(i)	Directly to your business; or

(ii)	To your actual or demonstrably anticipated research or development; or

b.	Which does not result from any work performed by me for you.

10. Listing of Excluded Inventions. Identified below by description title are all of the Inventions in which I possess any right, title, or interest prior to this employment or execution of this Agreement which are not subject to the terms hereof:

Remedies

11. Remedies. If I violate this Agreement, you may seek injunctive relief and/or any other remedy to you by law and collect from me a reasonable attorney’s fee and costs incurred in bringing any action against me or otherwise enforcing the terms of this Agreement.

Construction

12. Survival of Restrictions. I agree that the restrictions contained in this Agreement shall apply no matter how my employment terminates and regardless of whether my termination is voluntary or involuntary. I further agree that the restrictions contained in this Agreement shall survive the termination of my employment.

13. Severability. If a court rules that any part of this Agreement is not enforceable, that part may be changed by the court to make it enforceable or it may be severed and the other parts of the Agreement shall remain enforceable.

14. Nonwaiver. Your action in not enforcing a breach of any part of this Agreement shall not prevent you from enforcing it as to any other breach of this Agreement that you discover.

15. Assignment. This Agreement shall be binding upon the undersigned parties hereto, as well as their respective successors and/or assigns.

16. Governing Law. This Agreement shall be construed and interpreted according to the laws of the State of Massachusettes.

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17. Past Agreements. This Agreement and any prior non-competition, confidentiality, and/or invention agreements that I signed in connection with my employment with you shall constitute a single agreement. In case of conflict between any provision of this Agreement and any provision of any other such agreement, the provisions of this Agreement shall control. This Agreement may not be canceled, modified, or otherwise changed except by written agreement signed by you and me.

EMPLOYEE

/s/ Carl Cohen
Date

BIOVEST INTERNATIONAL, INC.

By	/s/ Steven Arikian
Date

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